Ack 8-24

SECUR[barcode]MMISSION
04019909

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 8/23

SEC FILE NUMBER
8-51355

AUG 26 2004

DIVISION OF MARKET REGU...

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Investment Services Inc

OFFICIAL USE ONLY

FIRM ID NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian G Toennies

(Name — if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
AUG 25 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EQUITY INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS

December 31, 2003

CONTENTS

	Page
Report of Certified Public Accountants	1
Financial Statements:	
Balance Sheet	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7

****
****
*****
***
*

Phone (314) 842-0477
Toll Free: (877) 842-0477
Fax (314) 842-0478
Illinois Home Office (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

Board of Directors
Equity Investment Services, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Equity Investment Services, Inc. as of December 31, 2003 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Investment Services, Inc. as of December 31 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Brian Toennies + Associates

Brian G. Toennies & Associates
February 23, 2004

Equity Investment Services, Inc.
Balance Sheet
December 31, 2003

ASSETS

	2003
Current Assets:	
Cash - Checking Account	$13,436
Cash and Cash Equivalents	13,436
Commissions Receivable	67,775
Prepaid Taxes	200
Total Current Assets	67,975
Total Assets	$81,411

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003
Current Liabilities:	
Commissions Payable	$2,100
Total Current Liabilities	2,100
Stockholder's Equity:	
Capital Stock:	
Authorized: 30,000 Shares	
Par Value $1 Per Share	
Issued and Outstanding: 10,000 Shares	10,000
Retained Earnings	-
Accumulated Other Comprehensive Income	69,311
Total Stockholder's Equity	79,311
Total Liabilities and Stockholder's Equity	$81,411

The accompanying notes are an integral part of the financial statements.

Equity Investment Services, Inc.
Statement of Income
December 31, 2003

	2003
Income:	
Commissions Earned	$183,169
Expenses:	
Continuing Education	2,500
Commissions Paid	111,343
Licenses and Permits	737
Professional Fees	1,500
	116,080
Income (Loss) from Operations	67,089
Other Income (Expense):	
Interest Income	71
Capital Gain Dividends	-
Realized (Losses) on Securities	(105)
	(34)
Net Income (Loss) Before Income Taxes	67,055
Provision for Income Taxes	185
Net Income (Loss)	66,870
Other Comprehensive Income:	
Unrealized Gain (Loss) on Security	(479)
Comprehensive Income (Loss)	$66,391

The accompanying notes are an integral part of the financial statements.

Equity Investment Services, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Common Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
Balance, Beginning of the Year	$10,000	$ -	$2,920	$12,920
Comprehensive Income				
Net Income (Loss)	-	-	66,870	66,870
Unrealized Loss on Securities	-	-	(479)	(479)
Common Stock Subscription	-	-	-	-
Retained Earning, End of the Year	$10,000	$ -	$69,311	$79,311

The accompanying notes are an integral part of the financial statements.

Equity Investment Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2003

	2003
Net Cash Flows From Operating Activities:	
Net Income (Loss)	$66,870
Adjustments to reconcile net income (loss) to net cash from operations:	
Loss on Sale of Securities	(479)
(Increase) Decrease in Commissions Receivable	(67,407)
(Increase) Decrease in Prepaid Expenses	-
Increase (Decrease) in Accrued Expenses	502
Net Cash Provided by Operations	(514)
Cash Flows From Investing Activities:	
Purchase of Securities	-
Proceeds from Sales of Securities	12,750
Net Cash Provided By (Used In) Investing Activities	12,750
Net Increase (Decrease) in Cash	12,236
Cash and Cash Equivalents at Beginning of Year	1,200
Cash and Cash Equivalents at End of Year	$13,436

Supplemental Disclosures of Cash Flow Information:

Cash Paid for Interest	$ -
Cash Paid for Taxes	$185

The accompanying notes are an integral part of the financial statements.

Equity Investment Services, Inc.
Notes to Financial Statements
December 31, 2003

1. Summary of Significant Accounting Policies.

a. Company's Activities – The Company, located in St. Louis, Missouri, is an NASD registered broker/dealer that offers a variety of financial products to its clients. The Company's primary products are mutual funds and insurance contracts.
b. Accounting Method – The Company's books are maintained on the accrual basis of accounting for financial statement reporting.
c. Commissions Receivable – The Company uses the direct write-off method for recognition of bad debts. No allowance for doubtful accounts is believed necessary.
d. Adoption of SFAS No. 130 – The Company adopted SFAS No. 130, Reporting Comprehensive Income.
e. Income Taxes – Amounts provided for Federal income taxes are based on earnings reported for financial statements purposes, adjusted for permanent differences between reported financial and taxable income.
f. Cash and Cash Equivalents – For purposes of the statement of cash flows, cash and cash equivalents consist of cash and money market funds.
g. Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Reserve Requirements.

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

3. Minimum Capital.

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000 in 2003. At December 31, 2003, the Company's net capital as defined by SEC Rule 15c3-1 was $6,290 in excess of minimum net capital required.

4. Securities.

The Company invests in mutual funds. At December 31, 2003, these securities were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in comprehensive income. Costs are determined on an average cost per share basis for determining realized gains or losses. At December 31, 2003, these securities had a fair value of $0, a cost of $0 and an unrealized gain of $0. Realized losses on securities sold during 2003 were $105.

Equity Investment Services, Inc.
Notes to Financial Statements
December 31, 2003

5. Income Taxes.

The income tax expense of the Company consists of the following:

	2003
Current Tax Expense:	
Federal	$ 183
State	2
Income Tax Expense	$ 185